Exhibit X

37.  Attach as Exhibit X any specifications, qualifications, or other criteria required of any person, including but not limited to, regulators, market participants, market infrastructures, venues from which data could be submitted to the applicant, and third party service providers, who request access to data maintained by the applicant.

With respect to access to data maintained by DDR:
As noted in Section 6 of DDR''s Rules, (Use of Data), Public Data shall be available in accordance with Applicable Regulations and accessible on DDR''s website as further specified in Section V of the Appendix to the Operating Procedures.
Access to U.S. swap data maintained by DDR to Market Participants is generally prohibited, except to either counterparty to that particular swap, authorized third party service providers or other parties specifically authorized by the User or counterparty pursuant to Section 1.3 (Access & Recordkeeping), 6.4 (Access to DDR Data by Third Party Service Providers to Data Retained by DDR), or 6.5 (Access to U.S. Data by Appropriate Domestic or Foreign Regulators). DDR data relating to specific counterparties may be provided to third parties subject to DDR''s receipt of valid consent from that counterparty or submitter of the trade.
A copy of DDR''s Rulebook and Operating Procedures are available online at:

http://www.dtcc.com/~/media/Files/Downloads/legal/rules/DDR_Rulebook.pdf